As filed with the Securities and Exchange Commission on December 29, 2008

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM S-3

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

STEREOTAXIS, INC.

Delaware	94-3120386
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

4320 Forest Park Avenue, Suite 100

St. Louis, Missouri 63108

(314) 678-6100

Bevil J. Hogg

Chief Executive Officer

4320 Forest Park Avenue

Suite 100

St. Louis, Missouri 63108

(314) 678-6100

(Name, address, including zip code, and

telephone number, including area code, of agent for service)

Copies of all correspondence to:

James L. Nouss, Jr., Esq.

Robert J. Endicott, Esq.

Bryan Cave LLP

One Metropolitan Square

211 North Broadway, Suite 3600

St. Louis, Missouri 63102-2750

(314) 259-2000

(314) 259-2020 (fax)

Approximate date of commencement of proposed sale to public: From time to time after this registration statement becomes effective.

If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box:  ☐

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box:  ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☒ 333-137007

If this Form is a post effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box.  ☐

If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☒	Non-accelerated filer ☐	Smaller reporting company ☐
(Do not check if a smaller reporting company)

CALCULATION OF REGISTRATION FEE

Title of Each Class Of Securities To Be Registered	Amount to be Registered(1)	Proposed Maximum Offering Price Per Unit(1)	Proposed Maximum Aggregate Offering Price(2)	Amount Of Registration Fee(2)
Common Stock, par value $0.001 per share	$10,970,100	—	$10,970,100	$432
Warrants (3)
Units (4)

(1)	The Registrant previously registered the securities at an aggregate initial offering price not to exceed $75,000,000 on the Registration Statement Form S-3 (File No. 333-137007), which was declared effective on September 7, 2006. Such Registration Statement also constituted Post-Effective Amendment No. 1 to the Registration Statement on Form S-3 (File No. 333-129629). In accordance with Rule 462(b) promulgated under the Securities Act of 1933, as amended, and certain interpretations by the U.S. Securities and Exchange Commission, an additional amount of securities ($10,970,100) having a proposed maximum aggregate offering price of no more than 20% of the remaining amount ($54,850,500) of the offering price of the securities eligible to be sold under the above referenced Registration Statements is hereby registered.
(2)	Calculated pursuant to Rule 457(o) of the Securities Act.
(3)	The warrants may be combined with common stock, preferred stock or debt securities registered under this registration statement and sold as units.
(4)	Each Unit consists of any combination of two or more securities registered hereby.

This registration statement shall become effective upon filing with the U.S. Securities and Exchange Commission in accordance with Rule 462(b) under the Securities Act.

EXPLANATORY NOTE

We are filing this Registration Statement on Form S-3 with the U.S. Securities and Exchange Commission pursuant to Rule 462(b) and General Instruction IV of Form S-3, both as promulgated under the Securities Act of 1933, as amended. This Registration Statement on Form S-3 relates to the public offering of securities contemplated by the Registration Statement on Form S-3 (File No. 333-137007), originally filed by us on August 30, 2006, which Registration Statement also constituted Post-Effective Amendment No. 1 to the Registration Statement on Form S-3 (File No. 333-129629). This Registration Statement on Form S-3 is being filed for the sole purpose of increasing the maximum aggregate offering price of the securities registered for sale by the Company. We are registering an additional amount of securities equal to 20% of the remaining $54,850,500 of securities eligible to be sold under Registration Statements Nos. 333-137007 and 333-129629, or $10,970,100 of additional securities, for a total maximum in the aggregate of $65,820,600.

The Commission declared the Registration Statement on Form S-3 (File No. 333- 137007) effective on September 7, 2006. The contents of such registration statement are incorporated by reference into this registration statement pursuant to Rule 462(b) under the Securities Act.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of St. Louis, State of Missouri, on December 29, 2008.

STEREOTAXIS, INC.

By:	/s/ Bevil J. Hogg
Bevil J. Hogg
Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated on December 29, 2008.

Signature	Title(s)	Date
/s/ *
Fred A. Middleton	Chairman of the Board of Directors	December 29, 2008

/s/ Bevil J. Hogg
Bevil J. Hogg	Chief Executive Officer and Director (Principal Executive Officer)	December 29, 2008

/s/ Michael P. Kaminski
Michael P. Kaminski	President, Chief Operating Officer and Director	December 29, 2008

/s/ James M. Stolze
James M. Stolze	Vice President and Chief Financial Officer (Principal Accounting Officer and Principal Financial Officer)	December 29, 2008

/s/ *
Christopher Alafi	Director	December 29, 2008

/s/ *
David W. Benfer	Director	December 29, 2008

/s/ *
Ralph G. Dacey, Jr.	Director	December 29, 2008

/s/ *
William M. Kelley	Director	December 29, 2008

/s/ *
Abhijeet J. Lele	Director	December 29, 2008

/s/ *
Robert J. Messey	Director	December 29, 2008

/s/ *
William C. Mills III	Director	December 29, 2008

/s/ Eric N. Prystowsky
Eric N. Prystowsky	Director	December 29, 2008

*By:	/s/ James M. Stolze
James M. Stolze
(Attorney-in-fact for each person indicated)

EXHIBIT INDEX

Exhibit Number	Document Description
5.1	Opinion of Bryan Cave LLP*

23.1	Consent of Ernst & Young LLP*

23.2	Consent of Bryan Cave LLP (included in Exhibit 5.1)*

24.1	Power of Attorney (filed as Exhibit 24.1 to the Registration Statement on Form S-3 filed by Stereotaxis, Inc. on August 31, 2006, Registration No. 333-137007), incorporated herein by reference

*	Filed herewith.